SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

RETEK INC.
(Name of Subject Company)

RETEK INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class of Securities)

Martin J. Leestma
President and Chief Executive Officer
Retek Inc.
Retek on the Mall
950 Nicollet Mall
Minneapolis, Minnesota 55403
(612) 587-5000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:
Michael A. Stanchfield, Esq.
Steven C. Kennedy, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Explanatory Note
      This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2005 by Retek Inc., a Delaware corporation (the “Company”), relating to the tender offer by Sapphire Expansion Corporation (“Sapphire Merger Sub”), a Delaware corporation and a wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”), to purchase all of the issued and outstanding shares of Common Stock. The Company is hereby amending only those sections of the Schedule 14D-9 identified in this amendment and only to the extent noted in each section. All other sections of the Schedule 14D-9 remain unchanged.
      All references in the Schedule 14D-9 to “Purchaser” and “Parent” shall be changed to “Sapphire Merger Sub” and “SAP America,” respectively. All references in the Schedule 14D-9 to “Offer,” “Offer Price,” “Merger Agreement” and “Merger” shall be changed to “SAP Offer,” “SAP Offer Price,” “SAP Merger Agreement” and “SAP Merger,” respectively, and, with respect to events occurring on or after March 16, 2005, are deemed to refer to such term as amended by the SAP Amendment (as defined below). Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Schedule 14D-9.

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
      Item 3 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “The SAP Merger Agreement”:
      On March 16, 2005, SAP America, Sapphire Merger Sub and the Company entered into an amendment to the SAP Merger Agreement (the “SAP Amendment”). The summary of the SAP Amendment, contained in Section 12 of the Supplement to the Offer to Purchase, dated March 17, 2005, which is filed as Exhibit (a)(1)(H) to Amendment No. 4 to the Schedule TO of Sapphire Merger Sub filed with the Securities and Exchange Commission on March 17, 2005, is incorporated herein by reference. The summary and description of the SAP Amendment is qualified in its entirety by reference to the SAP Amendment, which has been filed as Exhibit (e)(13) hereto.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
      Item 4 is hereby amended and restated as follows:

The Board’s Recommendation
      The Board (1) determined that the terms of the SAP Offer, the SAP Merger and the SAP Merger Agreement are fair to and in the best interests of the Company and its stockholders, (2) approved the SAP Merger Agreement and the transactions contemplated thereby, including the SAP Offer and the SAP Merger, and (3) recommended that the Company’s stockholders accept the SAP Offer and tender their shares pursuant to the SAP Offer. The Board reaffirmed its recommendation upon the execution of the SAP Amendment. A letter to the Company’s stockholders communicating the reaffirmation of the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) to this Amendment No. 1 to the Schedule 14D-9 and is incorporated herein by reference.

Background for the Board’s Recommendation
      Beginning in February 2004 and continuing through the summer of that year, the Board met on a number of occasions to discuss how the Company should address the challenges then facing the Company, including limited growth of new customers, declining dollar volume of individual sales, uncertainty regarding the timing of upgrades by customers, and industry consolidation. One of the strategies that the Board discussed during these meetings was a combination with a number of different potential transaction partners, including SAP America and Oracle Corporation (“Oracle”).

      During September and October 2004, three parties, including SAP America and Oracle, made unsolicited inquiries to Martin Leestma, the Company’s chief executive officer, regarding the Company’s interest in a potential business combination. The Company engaged in preliminary, informal discussions with those parties during that time.
      On October 13, 2004, the Board authorized the engagement of Deutsche Bank Securities Inc. (“Deutsche Bank”) as the Company’s financial advisor with respect to the strategic alternatives that were under consideration.
      On October 28 and 29, 2004, the Company entered into confidentiality and standstill agreements with Oracle and SAP America. Discussions with the third party that had previously expressed an interest did not advance beyond the preliminary stages.
      On October 29, 2004, the Board held a meeting at which the Company’s management summarized the discussions with the three parties. In addition to presentations by management, both Deutsche Bank and the Company’s legal counsel, Faegre & Benson LLP, made presentations to the Board. At the conclusion of the meeting, the Board authorized management and Deutsche Bank to continue discussions with SAP America and Oracle and requested that those parties be encouraged to provide detailed expressions of interest by November 18. The Board also requested that Deutsche Bank contact a select group of other potential acquirers to gauge their interest in a transaction with the Company. The Company’s closing share price on October 29 was $5.52.
      During the period from November 1, 2004, through November 15, 2004, the Company’s management and financial advisor participated in business and financial due diligence meetings in Minneapolis with representatives of SAP America and Oracle. During that period, Deutsche Bank contacted the other potential acquirers that had been discussed with the Board as having potential interest in acquiring the Company. None of the discussions with these other companies resulted in a serious expression of interest in such an acquisition.
      On November 18, 2004, the Board held a meeting to discuss the progress of the discussions to date. Each of SAP America and Oracle had requested additional information from the Company and thus had not yet provided a detailed expression of interest. After weighing the risks of management distraction against the promising discussions that were being held, the Board authorized management and Deutsche Bank to continue discussions with SAP America and Oracle. The Company’s closing share price on November 18 was $5.54.
      During the period from November 18, 2004, through December 8, 2004, the Company’s management and Deutsche Bank held numerous meetings and conferences with representatives of SAP America and Oracle.
      On November 25, 2004, SAP America submitted a preliminary non-binding term sheet to the Company proposing an acquisition at a per-share price of $6.75 to $7.25. SAP America’s proposal was subject to the performance of additional due diligence and the grant of exclusive-negotiation rights by the Company. Deutsche Bank informed SAP America’s representatives that the proposed price range was lower than what the Board had indicated that it was willing to consider and requested that SAP America raise its offer before the regularly scheduled meeting of the Board on December 8, 2004. Prior to December 8, SAP America indicated that it would not increase its offer price without a formal response from the Company to its proposal. The Company’s closing share price on November 24 was $5.55.
      The Board held a regular meeting on December 8, 2004, to consider SAP America’s term sheet and the status of discussions with Oracle. At the conclusion of the meeting, the Board authorized management and Deutsche Bank to continue discussions and negotiations with both SAP America and Oracle, including encouraging SAP America to improve the terms of its offer. The Board rejected SAP America’s request for exclusive-negotiation rights unless it improved its proposal. The Company’s closing share price on December 8 was $6.25.
      Following the December 8, 2004, Board meeting, Deutsche Bank contacted representatives of SAP America and Oracle to inform them that the Board had authorized management to move forward with definitive negotiations and the possible grant of exclusive-negotiation rights. SAP America’s representatives indicated a willingness to continue negotiations and stated that they would consider increasing their offer price. Oracle’s representatives stated that, because of the completion of Oracle’s acquisition of PeopleSoft, Inc. and associated integration activities, Oracle was not in a position to submit a formal proposal and had ceased its formal review of an acquisition of the Company.
      From December 16, 2004, through January 10, 2005, representatives of the Company and SAP America conducted several discussions regarding the Company’s business and valuation and other issues relevant to a potential business combination.
      On January 10, 2005, SAP America submitted a revised non-binding term sheet to the Company with a stated purchase price of $8.00 per share, conditioned on, among other things, a period of exclusive negotiations. The Company’s closing share price on January 10 was $5.45.
      On January 14, 2005, Mr. Leestma spoke with Dr. Werner Brandt, the chief financial officer of SAP AG (“SAP AG”), the parent company of SAP America. Mr. Leestma told Dr. Brandt that the Board had not authorized management to act on any proposal for less than $9.00 per share. Dr. Brandt indicated that SAP America might consider raising its offer to $8.30-$8.40 per share, but he firmly rejected the $9.00 proposal. Later that day, SAP AG’s financial advisor contacted Deutsche Bank and stated that it had been instructed to inform Deutsche Bank that SAP America was ready to terminate negotiations if agreement could not be reached on SAP America’s current offer. The Company’s closing share price on January 14 was $5.42.
      On January 18, 2005, the Board met to consider SAP America’s final offer. After weighing the Company’s alternatives and the merits of SAP America’s offer, the Board directed management to submit a counter-proposal at $8.50 per share and with modification of certain of the non-price terms of the term sheet. Additionally, the Board authorized management, if SAP America accepted the counter-proposal, to enter into a reasonable exclusivity agreement with SAP America. The Company’s closing share price on January 18 was $5.71.
      During the period of January 19, 2005, through January 28, 2005, the Company, SAP America, and their legal and financial advisors clarified the scope and schedule for SAP America’s required due diligence review and negotiated the terms of the SAP America proposal, including setting an $8.50 offer price and lowering the termination fee to 3% of the transaction value.
      On January 28, 2005, the Company and SAP America entered into an exclusivity agreement, granting SAP America exclusive-negotiation rights through February 28. The Company’s closing share price on January 28 was $6.06.
      Between January 31, 2005, and February 27, 2005, SAP America performed an extensive due diligence investigation of the Company and its business. Between February 4, 2005, and February 27, 2005, the Company, SAP America, and their legal and financial advisors negotiated the terms of the definitive SAP Merger Agreement.
      On February 24, 2005, the Board met with management and the Company’s financial and legal advisors to review the status of negotiations with SAP America and to discuss the definitive SAP Merger Agreement. Faegre & Benson gave a presentation to the Board regarding the directors’ fiduciary duties under Delaware law in the context of a sale of the company. Faegre & Benson then reviewed with the Board the material terms of the SAP Merger Agreement and the negotiations that had taken place on those terms. Faegre & Benson next discussed with the Board the treatment of the proposed transaction under the existing change-in-control agreements with certain officers and employees. Deutsche Bank then made a presentation to the Board regarding the financial aspects of the SAP America proposal and stated its belief that, if the board requested, it could deliver to the Board its opinion that the consideration to be received by the Company’s stockholders under the original SAP Merger Agreement would be fair from a financial point of view. During the meeting, the directors discussed the Company’s business and prospects and the risks and benefits of alternatives to the SAP America proposal, including the possibility of remaining an independent company. At the conclusion of the meeting, the Board affirmed its interest in proceeding with an acquisition by SAP America for $8.50 per share and directed management and the Company’s legal and financial advisors to conclude negotiations on the definitive Agreement, including tightening the conditions to SAP America’s obligation to complete the SAP Offer. The Company’s closing share price on February 24 was $5.95.
      On February 27, 2005, the Board met with management and the Company’s financial and legal advisors to again review the status of negotiations with SAP America and the terms of the definitive SAP Merger Agreement. Faegre & Benson reminded the directors of their fiduciary duties under Delaware law and summarized the resolution of the remaining open issues under the original SAP Merger Agreement, including the favorable modification of certain of SAP America’s closing conditions. Deutsche Bank then gave a presentation updating its prior presentation on the financial aspects of the definitive SAP America proposal and delivered its formal opinion that the consideration to be received by the Company’s stockholders under the original SAP Merger Agreement is fair from a financial point of view. Following discussion, the Board unanimously determined that the original SAP Offer and the original SAP Merger are advisable and in the best interest of the Company’s stockholders, recommended that stockholders accept the original SAP Offer, and authorized Mr. Leestma to execute and deliver the SAP Merger Agreement on behalf of the Company.
      Early in the morning on February 28, 2005, the Company and SAP America executed and delivered the SAP Merger Agreement and made a public announcement of the Transactions. On March 4, 2005, pursuant to the terms of the SAP Merger Agreement, SAP America commenced its tender offer for all shares of the Company at a per-share purchase price of $8.50.
      In the afternoon of March 8, 2005, Lawrence Ellison, chief executive officer of Oracle, placed an unsolicited call to Mr. Leestma, informing him that, within minutes, Oracle would be making a public announcement of its intent to commence a tender offer for all Company shares at a purchase price of $9.00 per share. Contemporaneously with Mr. Ellison’s call, Oracle delivered a letter to the Board announcing Oracle’s proposal, which was accompanied by a draft merger agreement.
      During the evening of March 8, 2005, the Board met with management and the Company’s financial and legal advisors to discuss Oracle’s proposal. Faegre & Benson reviewed with the Board its fiduciary duties under Delaware law in light of Oracle’s proposal and the related provisions under the SAP Merger Agreement. Faegre & Benson next advised the Board that the terms of Oracle’s proposed merger agreement were nearly identical to those in the SAP Merger Agreement, other than the increased per-share acquisition price. Deutsche Bank then reviewed the financial terms of Oracle’s proposal with the Board. Following discussion, the Board determined that Oracle’s offer was reasonably likely to result in a superior offer within the meaning of the SAP Merger Agreement. The Board then directed management and the Company’s advisers to inform SAP America that the Company would be providing information to, and engaging in discussions and negotiations with, Oracle, as permitted under the SAP Merger Agreement.
      On March 9, 2005, Oracle commenced a tender offer for all Company shares at a per-share purchase price of $9.00. That same day, the Company entered into a confidentiality agreement with Oracle that supplemented the existing agreement between the two companies dated October 28, 2004. Following execution of the new confidentiality agreement, the Company provided Oracle with the due diligence information that it had requested.
      On March 9 and 10, 2005, Faegre & Benson negotiated the terms of Oracle’s proposed merger agreement with Oracle’s counsel, including the Company’s request that Oracle itself pay the $15 million termination fee that the Company would be required to pay to SAP America if the Company were to terminate the SAP Merger Agreement and enter into a merger agreement with Oracle.
      On March 10, 2005 the Board met with management and the Company’s financial and legal advisors to discuss the status of the negotiations with Oracle. Faegre & Benson reviewed with the Board its fiduciary duties under Delaware law and the related provisions under the SAP Merger Agreement. Faegre & Benson next updated the Board on the results of the negotiations with Oracle’s counsel on the proposed merger agreement. Deutsche Bank then advised the Board of its belief that the Oracle proposal was superior from a financial point of view to the transactions contemplated by the SAP Merger Agreement. Following discussion, the Board directed management and the Company’s advisers to deliver to SAP America a “Notice of Superior

Proposal” (as defined in the SAP Merger Agreement). On March 11, 2005 the Company caused the Notice of Superior Proposal to be delivered to SAP America.
      Following the close of the U.S. trading markets on March 16, 2005, SAP America delivered a letter to the Company offering to increase its per-share purchase price from $8.50 to $11.00, conditioned upon the Company agreeing to increase the termination fee under the SAP Merger Agreement from $15 million to $25 million.
      Later that evening, the Board met with management and the Company’s legal and financial advisors to discuss SAP America’s offer. Representatives of Deutsche Bank advised the Board that, prior to the meeting, they had contacted James Mackey, an authorized representative of SAP America, proposing that the termination fee be increased to only $20 million. Mr. Mackey rejected that proposal, stating that the increase in the termination fee to $25 million was an integral part of, and a condition to, SAP America’s willingness to substantially increase its proposed purchase price. Faegre & Benson responded to questions from the Board regarding SAP America’s demand in light of the Board’s fiduciary duties under Delaware law. Faegre & Benson then advised the Board that the other terms set forth in the SAP Amendment were consistent with those contained in Oracle’s proposed merger agreement. Deutsche Bank then gave a presentation on the financial aspects of SAP America’s proposal and delivered its formal opinion that the consideration to be received by the Company’s stockholders under the SAP Amendment is fair from a financial point of view. Following discussion, the Board unanimously determined that the SAP Offer and the SAP Merger are advisable and in the best interest of the Company’s stockholders, reaffirmed its recommendation that stockholders accept the SAP Offer, and authorized Mr. Leestma to execute and deliver the SAP Amendment on behalf of the Company, which he did that evening.
      During the morning of March 17, 2005, SAP America and the Company made a public announcement of the execution of the SAP Amendment.

Reasons for the Board’s Recommendation
      Prior to approving the original SAP Merger Agreement and the Transactions and recommending that the stockholders tender their shares pursuant to the original SAP Offer, the Board considered a number of factors, including:

•	The Board’s familiarity with the Company’s business, prospects, financial condition, results of operations, and current business strategy, including the significant strengths represented by the Company’s employees, products, reputation and customer relationships.

•	The challenges and risks that the Company has faced, and would likely continue to face, if it remained an independent company, including (a) limited growth of new customers and the slowing pace of conversions from “in-house” systems by large retailers, (b) declining number of large sales as customers increasingly focus on incremental improvements and smaller projects, (c) achieving earnings growth beyond the recent improvements, which were driven solely by cost reductions, (d) continuing delays in anticipated product upgrades by retailers, (e) developing attractive new features and functions to generate future revenues given constraints on spending for research and development, and (f) continuing to achieve sufficient efficiencies to respond effectively to pricing pressure from customers.

•	The consolidation in the business-software industry and the resulting competitive challenges and pressures on smaller companies such as the Company.

•	Current market conditions and the Company’s historical trading prices and volatility, including the fact that the original SAP Offer represented a premium of approximately 42% over the closing price of the Company’s common stock on February 25, 2005, the last trading day before the announcement of the original SAP Offer.

•	The extensive arm’s-length negotiations with SAP America, which led the Board to believe that SAP America’s offer represented the highest price that would be reasonably attainable for the Company’s stockholders.

•	The Board’s determination that the substantial immediate premium offered by SAP America was preferable to Company stockholders as compared to a speculative return in the uncertain event that the Company’s share price would rise above $8.50 some time in the future.

•	The fact that the cash consideration in the SAP Offer and the SAP Merger, although taxable, provides certainty of value.

•	The February 27, 2005, opinion of Deutsche Bank that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by the Company’s stockholders pursuant to the original SAP Merger Agreement is fair to those stockholders from a financial point of view. The full text of Deutsche Bank’s opinion, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Deutsche Bank, is attached as Annex B to the Schedule 14D-9 and is incorporated by reference. Company stockholders are encouraged to read the Deutsche Bank opinion in its entirety.

•	The results of the solicitations by Deutsche Bank of the other parties most likely to be potentially interested in an acquisition of the Company, which solicitations did not result in any other viable acquisition proposal.

•	The SAP Offer and the SAP Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time.

•	The statements by the Company’s executive officers that they intended to tender shares owned by them into the SAP Offer.

•	The Board’s ability, under the “fiduciary out” provisions of the SAP Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the SAP Merger Agreement to accept such an offer upon payment of a reasonable termination fee.

•	The fact that SAP America has the liquid funds required to complete the Transactions, and the lack of any financing contingency in the SAP Merger Agreement.

•	The Board’s determination that the conditions to SAP America’s obligation to consummate the SAP Offer and the SAP Merger were customary and not unduly onerous.
      Prior to approving the SAP Amendment and reaffirming its recommendation that stockholders tender their shares pursuant to the SAP Offer, the Board considered a number of factors, including:

•	The fact that the SAP Offer represents a premium of approximately 22% over Oracle’s March 9, 2005 offer.

•	The fact that the higher termination fee demanded by SAP America was a necessary condition to SAP America’s willingness to make a substantial increase in the price of its offer and the Board’s belief that the higher fee was still within the range of reasonableness.

•	The March 16, 2005, opinion of Deutsche Bank that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received by the Company’s stockholders pursuant to the SAP Amendment is fair to those stockholders from a financial point of view. The full text of Deutsche Bank’s opinion, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Deutsche Bank, is attached hereto as Exhibit (a)(5)(D) and is incorporated by reference. Company stockholders are encouraged to read the Deutsche Bank opinion in its entirety.
      The items listed above contain all of the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, and did not quantify or assign any relative of specific weights to the items listed above. Individual directors may have viewed different factors to be more significant than others. The Board considered all of these factors as a whole and concluded overall that the Transactions are advisable and in the best interests of the Company’s stockholders.

Intent to Tender
      To the Company’s knowledge, all of its directors, executive officers, affiliates or subsidiaries currently intend to tender all shares that are held of record or beneficially owned by such persons pursuant to the SAP Offer, other than shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of Exchange Act.

ITEM 8.	ADDITIONAL INFORMATION
      Item 8 is hereby amended and supplemented by adding the following text to the end thereof:
      The joint press release issued by SAP America, Sapphire Merger Sub and the Company on March 17, 2005, announcing the execution of the SAP Amendment is attached hereto as Exhibit (a)(5)(E).

ITEM 9.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated March 4, 2005 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed by SAP America, Inc.)
(a)(1)(B)	Letter of Transmittal, dated March 4, 2005 (incorporated by reference to Exhibit(a)(1)(B) to Schedule TO of SAP America, Inc.)
(a)(2)	Letter to Stockholders of Retek Inc. dated March 4, 2005 (incorporated by reference to Exhibit (a)(2) to Schedule 14D-9 filed by Retek Inc. on March 4, 2005)
(a)(2)(A)	Letter to Stockholders of Retek Inc. dated March 17, 2005 (filed herewith)*
(a)(5)(A)	Fairness Opinion of Deutsche Bank to the Board of Directors of Retek Inc., dated February 27, 2005 (incorporated by reference to Annex B to Schedule 14D-9 filed by Retek Inc. on March 4, 2005)
(a)(5)(B)	Press Release of Retek Inc., dated February 28, 2005 (incorporated by reference to Exhibit 99 to the Form 8-K filed by Retek Inc. on February 28, 2005)
(a)(5)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to Schedule 14D-9 filed by Retek Inc. on March 4, 2005)
(a)(5)(D)	Fairness Opinion of Deutsche Bank to the Board of Directors of Retek Inc., dated March 16, 2005 (filed herewith)*
(a)(5)(E)	Joint Press Release of SAP America, Sapphire Merger Sub and the Company, dated March 17, 2005 (filed herewith)
(e)(1)	Agreement and Plan of Merger, dated as of February 28, 2005, by and among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc. (incorporated by reference to Exhibit 2 to the Form 8-K filed by Retek Inc. on February 28, 2005)
(e)(2)	Offer Letter, dated March 14, 2003, between Retek Inc. and Martin Leestma (incorporated by reference to Exhibit 10.21 to the Form 10-Q for the quarter ended March 31, 2003)
(e)(3)	Employment Agreement, dated August 4, 2001, between Retek Inc. and John Buchanan (incorporated by reference to Exhibit 10.16 to the Form 10-K for the fiscal year ended December 31, 2002)
(e)(4)	Change in Control Agreement, dated June 3, 2003, between Retek Inc. and Martin J. Leestma (filed as Exhibit (e)(4) to the Schedule 14D-9 filed by Retek Inc. on March 4, 2005)
(e)(5)	Change in Control Agreement, dated March 14, 2002, between Retek Inc. and Gregory Effertz (incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended September 30, 2002)

(e)(6)	Change in Control Agreement, dated March 14, 2002, between Retek Inc. and Thomas F. Carretta (filed as Exhibit (e)(6) to the Schedule 14D-9 filed by Retek Inc. on March 4, 2005)
(e)(7)	Change in Control Agreement, dated August 24, 2004, between Retek Inc. and Jerome Dolinsky (filed as Exhibit (e)(7) to the Schedule 14D-9 filed by Retek Inc. on March 4, 2005)
(e)(8)	Retek Inc. Retention and Severance Plan for Key Employees (incorporated by reference to Exhibit 10.18 to the Form 10-K for the fiscal year ended December 31, 2002)
(e)(9)	Retek Inc. 1999 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Form S-1/A filed on November 1, 1999)
(e)(10)	Retek Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Form S-1/A filed on November 1, 1999)
(e)(11)	HighTouch Technologies, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Form S-8 filed on May 24, 2000)
(e)(12)	Retek Inc. 1999 Directors Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Form S-1/A filed on November 1, 1999)
(e)(13)	Amendment to Agreement and Plan of Merger, dated March 16, 2005, by and among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc. (filed herewith)

*	Included in copies mailed to stockholders of Retek Inc.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 17, 2005

Retek Inc.

By:	/s/ Martin J. Leestma

Martin J. Leestma
President and Chief Executive Officer